

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONTINUING CONNECTED TRANSACTIONS
AND
CONNECTED TRANSACTIONS WAIVER APPLICATION

Sharp Roxy through its agents, Thematic and Standard Advertising (both are independent third party and not connected with TVB), has purchased from TVB advertising airtime available on TVB's channels in Hong Kong subject to the terms and conditions of the Rate Card published by TVB and TVB will continue to sell advertising airtime and sponsorship to Sharp Roxy.

Sharp Roxy is a connected person of TVB. Accordingly, the Transaction constitutes a connected transaction of TVB under the Listing Rules.

As the Transaction is to take place on an ongoing basis in accordance with the terms of the applicable Rate Card, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the Transaction for each of the subsequent financial years subject to a cap amount of HK$5,000,000 and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the Transaction will be included in the next published annual report and accounts of TVB during the continuance of the Transaction.

THE TRANSACTION

Sharp-Roxy (HK) Limited ("Sharp Roxy") through its agents, Thematic Advertising Limited ("Thematic") and Standard Advertising HK Limited ("Standard Advertising") (both are independent third party and not connected with TVB), has purchased from Television Broadcasts Limited ("TVB") advertising airtime available on TVB's channels in Hong Kong for the period from 13 December 2002 to 5 January 2003 at a total consideration of HK$2,418,465 gross before deduction of agency commission (HK$2,055,695.30 net after deduction of agency commission) subject to the terms and conditions set out in the rate card ("Rate Card") published by TVB from time to time.

TVB will, as part of its ordinary and usual course of business, continue to sell advertising airtime and sponsorship to Sharp Roxy through Thematic, Standard Advertising and any other agents from time to time on normal commercial terms ("Transaction").

REASONS FOR THE TRANSACTION

Income from sale of advertising airtime forms the major part of TVB's turnover. By selling advertising airtime to Sharp Roxy, TVB is able to generate more income for its operation and business.

PRINCIPAL ACTIVITIES OF TVB AND SHARP ROXY

TVB is principally engaged in television broadcasting, programme production and other broadcasting related activities. Sharp Roxy is in the business of distribution and sale of electrical products in Hong Kong.

CONTINUING CONNECTED TRANSACTIONS: WAIVER CONDITIONS

It is expected that Sharp Roxy will continue to purchase advertising airtime and sponsorship from TVB from time to time in the subsequent financial years. On 12 December 2002, TVB applied to The Stock Exchange of Hong Kong Limited ("Stock Exchange") for a conditional waiver from strict compliance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") to issue further press announcements for the Transaction for each of the subsequent financial years in respect of the continuing

connected transactions thereunder (because it is burdensome to issue a press announcement in relation to the Transaction in each of the subsequent financial years). If granted, the waiver will be conditional on the basis that the aggregate net amount of the Transaction for each financial year of TVB shall not exceed the cap amount of HK$5,000,000 ("Cap Amount") and will also be subject to the following conditions:

(a) the Transaction shall be:

   (i) entered into in the ordinary and usual course of business of TVB;

   (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

   (iii) entered into in accordance with the terms of the applicable Rate Card;

(b) the aggregate net amount of the Transaction for each financial year of TVB shall not exceed the cap amount of HK$5,000,000;

(c) the independent non-executive directors of TVB shall review the Transaction annually and confirm in TVB's next annual report that it was conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the Transaction annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

   (i) the Transaction has received the approval of TVB's board of directors;

   (ii) the Transaction is in accordance with any relevant pricing policies as stated in TVB's financial statements;

   (iii) the Transaction has been entered into in accordance with the terms of the applicable Rate Card; and

   (iv) the Cap Amount has been exceeded;

   and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the Transaction in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above;

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the Transaction referred in paragraph (d) above.

If the Cap Amount is exceeded, or if TVB enters into new arrangement or transaction with Sharp Roxy in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of grant of waiver on transactions of the kind to which the Transaction belongs including, but not limited to, a requirement that such Transaction be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

DETAILS OF THE CONNECTED PERSON RELATIONSHIP

Sharp Roxy is a private company which is an associate of a director of TVB, Dr. Li Dak Sum. Dr. Li Dak Sum and/or his family interests taken together are directly or indirectly in control of 30% or more of the voting power, or in control of the composition of a majority of the board of Sharp Roxy. Sharp Roxy is accordingly a connected person (as defined in the Listing Rules) of TVB and the Transaction constitutes a connected transaction.

IMPLICATIONS UNDER THE LISTING RULES

The aggregate value of the consideration payable to TVB by Sharp Roxy per annum pursuant to the Transaction will be less than HK$10,000,000 and 3% of the net tangible assets of the consolidated accounts of TVB. Accordingly, no shareholder approval is required and the Transaction is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders and TVB and that the Transaction was entered into and will be entered into in the ordinary and usual course of business of TVB and on normal commercial terms. Details of the Transaction will be included in the next published annual report and accounts of TVB pursuant to Rule 14.25(1) of the Listing Rules during the continuance of the Transaction.

By Order of the Board
Ho Chan Fai
Company Secretary

13 December 2002, Hong Kong